RMS

18005667

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2018
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
FEB 27 2018

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-66999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Gulla — 216-813-6033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

950 Main Avenue, Suite 1800	Cleveland	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key Investment Services LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL SEAL STATE OF OHIO

ELLEN GALLAGHER
Notary Public, State of Ohio
My Commission Expires
July 23, 2019

Securities and Exchange Commission

Washington, D.C 20549

Annual Audit Report

Year Ended December 31, 2017

Key Investment Services LLC
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Matt Gulla
Chief Financial Officer
Key Investment Services LLC

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 813-6033

Key Investment Services LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Key Investment Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of assets, liabilities, and member's interest of Key Investment Services LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in member's interest, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Key Investment Services LLC at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2006.
February 26, 2018

Key Investment Services LLC

Statement of Assets, Liabilities and Member's Interest

December 31, 2017

Assets		
Cash	$	5,396,717
Marketable securities, at fair value		21,886,125
Receivable from brokers, dealers, and clearing organizations		29,397,067
Fees receivable		2,847,784
Prepaid expenses		1,040,662
Furniture and equipment, net		134,656
Receivable from affiliate		975,162
Income taxes due from Parent		67,028
Other assets		120,000
Total assets	$	61,865,201
Liabilities and Member's Interest		
Liabilities:		
Securities sold, but not yet purchased	$	13,810
Accrued compensation		5,825,553
Payable to Parent		1,616,682
Accrued clearing costs		1,085,062
Other liabilities		1,341,072
Total liabilities		9,882,179
Member's Interest		51,983,022
Total liabilities and Member's interest	$	61,865,201

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Operations

Year Ended December 31, 2017

Revenues	
Commissions	$ 96,842,355
Principal transactions	1,917,616
Advisory fees	15,406,452
Other revenues	1,447,994
Total revenues	115,614,417
Expenses	
Employee compensation and benefits	73,487,069
Communications	1,421,399
Occupancy, information services and equipment	14,246,366
Promotion and development	1,458,793
Floor brokerage and clearance	7,038,589
Management fee expense from Parent	4,209,000
Other operating expenses	4,720,700
Total expenses	106,581,916
Income before income taxes	9,032,501
Provision for income taxes	3,327,895
Net increase in Member's interest resulting from operations	$ 5,704,606

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Changes in Member's Interest

Year Ended December 31, 2017

Balance at January 1, 2017	$ 45,820,597
Net increase in Member's interest resulting from operations	5,704,606
Captial contributions from Parent	457,819
Balance at December 31, 2017	$ 51,983,022

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Cash Flows

Year Ended December 31, 2017

Operating activities:	
Net increase in member's interest resulting from operations	$ 5,704,606
Adjustments to reconcile net increase in member's interest to net cash provided by operating activities:	
Depreciation and amortization	138,377
Deferred income tax expense	(48,905)
Stock based compensation allocated from Parent	457,819
Reserve for annuity and insurance sales, net	42,005
Changes in operating assets and liabilities:	
Decrease (increase) in receivable from brokers, dealers, and clearing organizations	(10,677,452)
Decrease (increase) in taxes due from Parent, net	2,976,297
Decrease (increase) in fee receivable	(137,930)
Decrease (increase) in marketable securities, fair value	1,398,688
Decrease (increase) in prepaid expenses	(157,821)
Decrease (increase) in receivable from affiliate	(52,697)
Increase (decrease) in accrued compensation	604,672
Increase (decrease) in securities sold, but not yet purchased	7,644
Increase (decrease) in accrued clearing costs	186,901
Increase (decrease) in intercompany payable to Parent	379,543
Increase (decrease) in other liabilities	(91,125)
Net cash provided by operating activities	730,622
Investing activities:	
Purchases of furniture and equipment	(104,773)
Increase in cash	625,849
Cash at beginning of fiscal year	4,770,868
Cash at end of fiscal year	$ 5,396,717
Additional discolsures relative to cash flow	
Taxes paid to Parent	$ 3,185,685

See accompanying notes to financial statements.

1. Organization

Key Investment Services LLC (the Company), is an Ohio limited liability company whose sole member is KeyBank National Association (the Bank), which in turn is a wholly owned subsidiary of KeyCorp (the Parent). The Company is a registered full service introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on June 8, 2005 with a capital contribution of $1,000,000 on June 22, 2005. FINRA granted approval on November 17, 2005. The Company primarily sells investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Indiana, New York, Maine, Vermont, Washington, Oregon, Alaska, Idaho, Colorado, Connecticut, Massachusetts, Pennsylvania and Utah. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, U.S. government securities, managed products, and life insurance contracts.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes, particularly to the accrual for contingencies and reserves for annuity and insurance sales. Actual results could differ from those estimates.

Cash

Cash is on deposit at the Bank as well at a third party. Cash balances may be held in excess of FDIC insurance limits, but the Company does not believe it is exposed to material credit risk.

Marketable Securities

Marketable securities, including primarily money market securities and mutual funds, are recorded on a settlement date basis, which approximates trade date basis. Marketable securities are valued at quoted market prices, which represent fair value.

2. Significant Accounting Policies (continued)

Receivable from Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations represents commissions earned through the sales of various products net of various clearing and administrative charges. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not expected to be collectible. In the opinion of management, at December 31, 2017, all receivables were considered collectible, and no allowance was necessary.

Prepaid Expenses

Prepaid expenses include third-party service fees, licensing and regulatory fees, and insurance premiums that are being amortized primarily over twelve months.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the particular assets. Accumulated depreciation and amortization on furniture and equipment totaled $354,792 at December 31, 2017.

Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Bank and therefore is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

Accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not,

2. Significant Accounting Policies (continued)

Income Taxes (continued)

the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Additionally, this guidance requires disclosure of an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2017. Refer to Note 5 (Income Taxes) for further discussion of the Company's income taxes.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, incentive compensation, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions are accrued on the settlement date basis and vary based on individual commission rates and production volume. Incentive compensation includes both discretionary and non-discretionary amounts. Discretionary amounts are accrued during the year based on estimated payouts. Non-discretionary amounts are accrued as pre-determined benchmarks are met.

Accrued Clearing Costs

Accrued clearing costs include various custodial, clearing, and system fees charged by the Company's clearing firm as incurred.

Reserve for Annuity and Insurance Sales

The Company estimates a reserve against revenue related to certain annuity and insurance contracts that have the potential to be cancelled or returned at a future date. This estimate is based on average historical loss rates over a three year period. During the year ended December 31, 2017, the Company recorded additional reserves of $1,510,389 in connection with sales of annuity and insurance contracts, and reduced its reserves of $1,468,384 related to a decrease in the potential cancellation of sold contracts.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company earns commission income through the sales of various securities products primarily consisting of investment company shares and fixed and variable rate annuity contracts. Commission income and related expenses are recorded in the accompanying financial statements on a settlement date basis. No material differences resulted from recognizing revenue and related expenses on a settlement date basis, rather than on a trade date basis. Advisory fees are deferred and recognized as revenue in the period earned. The Company earns 12b-1 fees for promoting and distributing mutual funds, which are accrued as earned, with cash being received in the subsequent period. The 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregate net fund sales, and are affected by the changes in the overall level of activity and mix of assets under management for the products sold.

Principal Transactions

Principal transactions are riskless principal trades entered into by the Company only when it has a confirmed customer order and are recorded on a settlement date basis, rather than on a trade date basis. No material differences resulted from recognizing revenue and related expenses on a settlement date basis, rather than on a trade date basis.

Stock-Based Compensation

Stock-based compensation is measured using the fair value method of accounting. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. The Company estimates expected forfeitures when stock-based awards are granted and records compensation expense only for awards that are expected to vest.

The Company recognizes compensation cost for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter following the performance period).

Employee stock options typically become exercisable at the rate of 25% per year beginning one year after the grant date. Options expire no later than ten years after their grant date.

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The Company recognizes stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

Stock-based payments are awarded by the Parent to employees of the Company as compensation for services provided. In substance, the Parent contributes capital to the Company, and the Company records stock-based compensation expense for its employees in exchange for services rendered.

The Parent uses shares repurchased under its annual capital plan submitted to the regulators (treasury shares) for share issuances under all stock-based compensation programs.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model, as further described in Note 3, *Stock Based Compensation.*

Fair Value Measurements

The Company follows the applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, addresses disclosures about fair value measurements, and applies only when other guidance requires or permits assets or liabilities to be measured at fair value; the guidance does not expand the use of fair value to any new circumstances.

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum witht the greatest volume and level of activity. In the absence of a principal parmket, the

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, management considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured. When measuring the fair value of a liability, the Company assumes that the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle).

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (a) quoted market prices for similar assets or liabilities; (b) observable inputs, such as interest rates or yield curves; or (c) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions. Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. At a minimum, the Company conducts its valuations monthly.

Additional information regarding fair value measurements and disclosures is provided in Note 9, *Fair Value Measurements*.

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to financial statement users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events either have been recognized in the financial statements or disclosed in the notes to the financial statements.

Accounting Guidance Adopted in 2017

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*	January 1, 2017	The ASU requires entities to recognize the income tax effects of share-based awards in the income statement when the awards vest or are settled (i.e. the additional paid-in capital pools will be eliminated). The guidance on employers' accounting for an employee's use of shares to satisfy the employer's statutory income tax withholding obligation and for forfeitures is changing. The standard also provides an entity the option to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur.	During the year ended December 31, 2017, the application of this guidance resulted in recognition of $51,083 in excess tax benefits within "Provision of income taxes" on the Statement of Operations. Adoption did not materially affect the Statement of Cash Flows, nor did it affect member's interest as of the beginning of the period of adoption. The Company elected to retain our existing accounting policy of estimating award forfeitures upon the award's grant date.

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2017

Standard	Required Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* ASU 2016-08, *Principal versus Agent Considerations* *Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*	January 1, 2018 Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2016.	These ASUs supersede the revenue recognition guidance in ASC 605, *Revenue Recognition,* and most industry-specific guidance. The core principle of these ASUs is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. These ASUs can be implemented using a retrospective method, or a cumulative-effect approach to new contracts and existing contracts with performance obligations as of the effective date.	The Company has identified the revenue line items within the scope of the new guidance and has finalized contract testing related to commissions, principal transactions, and advisory fees. The new guidance will not impact the presentation of revenue items, however, the Company will expand on qualitative and quantitative disclosures pursuant to the new requirements. The Company will adopt these ASU's under the cumulative-effect approach. The adoption of this accounting guidance will not have a material effect on the Statement of Assets, Liabilities and Member's Interest and Statement of Operations.
ASU 2016-02, *Leases (Topic 842)*	January 1, 2019 Early adoption is permitted	The ASU creates ASC Topic 842, *Leases*, and supersedes Topic 840, *Leases.* The ASU requires that a lessee recognize assets and liabilities for leases with lease terms of more than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Leveraged leases that commenced before the effective date of the new guidance are grandfathered. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, the ASU will require both types of leases to be recognized on the balance sheet. It also requires disclosures to better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. Upon transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.	The Company has formed a team to evaluate and implement this ASU. Implementation efforts primarily consist of reviewing the Company's leases, related lease accounting policies, and service contracts for embedded leases. The adoption of this ASU will result in the on balance sheet recognition of right-of-use assets and associated lease liabilities, arising from operating leases in which the Company is the lessee. The majority of the Company's lease contracts are between the Company and the Parent and have lease terms of 12 months or less. The adoption of this accounting guidance is not expected to have a material effect on the Statement of Assets, Liabilities and Member's Interest and Statement of Operations.

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2017 (continued)

Standard	Required Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2017-09, *Scope of Modification Accounting*	January 1, 2018 Early adoption is permitted, including interim periods.	The ASU amends ASC Topic 718, *Compensation - Stock Compensation*, and clarifies when changes to terms and conditions for share-based payment awards should be accounted for as modifications. Under the new guidance, entities should apply the modification guidance unless the fair value of the modified award is the same as the fair value of the original award immediately before modification, the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before modification, and the classification of the modified award (as equity or liability instrument) is the same as the classification of the original award immediately before modification. The guidance should be applied on a prospective basis	The adoption of this accounting guidance will not have a material effect on the Statement of Assets, Liabilities and Member's Interest and Statement of Operations.

3. Stock-Based Compensation

The Parent has long-term incentive award plans that provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, or other awards. Other awards may be denominated or valued by reference to the Parent's common shares or other factors, discounted stock purchases, and deferred compensation to eligible employees of the Company. These incentive compensation plans are administered by the Parent. In accordance with a resolution adopted by the Compensation and Organization Committee of the Parent's Board of Directors, the Parent may not grant options to purchase common shares, restricted stock or other shares under any long-term compensation plan in an aggregate amount that exceeds 6% of the Parent's outstanding common shares in any rolling three-year period.

Total compensation expense recognized by the Company for the long-term compensation plans was $457,819 for 2017. The total income tax benefit recognized in the Statement of Operations for these plans was $170,309 for the year ended December 31, 2017. Stock-based compensation expense related to awards granted to employees is recorded in employee compensation and benefits in the Statement of Operations.

3. Stock-Based Compensation (continued)

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by the Parent will be exercisable less than one year after, or expire later than ten years from the grant date. The exercise price is the closing price of the Parent's common shares on the grant date.

The Parent determines the fair value of options granted using the Black-Scholes option-pricing model. This model was originally developed to determine the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. Because of these differences, the Black-Scholes model does not precisely value an employee stock option, but it is commonly used for this purpose. The model assumes that the estimated fair value of an option is amortized as compensation expense over the option's vesting period.

The Black-Scholes model requires several assumptions, which the Parent developed and updated based on historical trends and current market observations. The Parent's determination of the fair value of options is only as accurate as the underlying assumptions. The assumptions pertaining to options issued during 2017 are shown in the following table:

Average option life	6.0 years
Future dividend yield	1.79%
Historical share price volatility	0 .287
Weighted-average risk-free interest rate	2.07%

Under the Parent's 2013 Equity Compensation Plan, its Compensation and Organization Committee has the authority to approve all stock option grants, but may delegate some of its authority to grant awards from time to time. The committee has given the Parent's Chief Executive Officer the authority to grant equity awards, including stock options, to any employee who is not designated an "officer" for purposes of Section 16 of the Exchange Act. No more than 3,000,000 common shares may be issued under this authority.

3. Stock-Based Compensation (continued)

Stock Options (continued)

The weighted-average grant-date fair value of options was $4.60 for options granted during 2017. Stock option exercises numbered 1,847 in 2017. The aggregate intrinsic value of exercised options was $19,489 for 2017. As of December 31, 2017, unrecognized compensation cost related to nonvested options under the plan totaled $4,562. The Company expects to recognize this cost over a weighted-average period of 2.28 years. Cash received by the Parent from options exercised was $27,341 in 2017. The actual tax benefit realized for the tax deductions from options exercised totaled $7,250 for 2017.

Long-Term Incentive Compensation Program

The Parent's Long-Term Incentive Compensation Program (the "Program") rewards senior executives critical to the Company's long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;
- time-lapsed (service condition) restricted stock units payable in stock, which generally vest at the rate of 25% per year;
- performance units payable in stock, which vest at the end of the three-year performance cycle and will not vest unless Key attains defined performance levels; and
- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless Key attains defined performance levels.

Performance units vested in 2017 numbered 3,460 and were paid in cash. The total fair value of the performance units that vested in 2017 was $65,607.

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of the Parent's common shares on the grant date.

Unlike time-lapsed and performance-based restricted stock or units, the Parent does not pay dividends during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The weighted-average grant-date fair value of awards granted under the Program was $19.22 during 2017. As of December 31, 2017, unrecognized compensation cost related to nonvested

3. Stock-Based Compensation (continued)

Long-Term Incentive Compensation Program (continued)

shares under the Program totaled $427,236. The Company expects to recognize this cost over a weighted-average period of 2.51 years. The total fair value of shares vested was $330,594 in 2017.

4. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Bank and its affiliates.

The Bank and affiliated companies provide certain support services to the Company. Services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, and computer processing. The Company may be provided these services or arrangements under one or more service agreements with the respective affiliate. Charges from affiliates for 2017 were:

Occupancy, information services, and equipment	$12,530,921
Communications	1,274,582
Management fee expense from Parent	4,209,000
	$18,014,503

Of the expenses recorded above, $1,421,230 is due to the Parent at December 31, 2017, and included in the payable to Parent in the accompanying Statement of Assets, Liabilities and Member's Interest.

The Company has a specific service agreement with KeyCorp Insurance Agency USA Inc. (the Agency). The major services performed by the Agency include the following: license and maintain licensing for the Agency; sell insurance in all states in which the Agency and Company sell insurance products; negotiate and maintain selling agreements; and license Agency and Company personnel to sell insurance, pay any non-income taxes to applicable states, pay all required registration and licensing costs, and employ and compensate personnel to carry out the foregoing activities. For these services provided, the Agency retains a contracted percentage of

4. Related-Party Transactions (continued)

the revenue received by the Company, which amounted to $66,827,109 for the year ended December 31, 2017, of which $975,162 was due from the Agency at December 31, 2017 and is included in receivable from affiliate in the accompanying Statement of Assets, Liabilities and Member's interest.

5. Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Bank and therefore is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Income taxes included in the statement of operations are summarized below:

Current:	
Federal	$ 3,078,502
State	298,298
Total current	3,376,800
Deferred:	
Federal	(57,488)
State	8,583
Total deferred	(48,905)
Total income tax expense	$ 3,327,895

5. Income Taxes (continued)

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes is as follows:

	Amount	Tax Rate
Expected income tax at U.S. statutory tax rate	$ 3,161,375	35.0%
State taxes, net of federal tax benefit	199,473	2.2
Disallowed Meals and entertainment	56,743	0.6
Equity Compensation	(66,787)	(0.7)
Tax Cuts and Jobs Act	(49,341)	(0.5)
Other	26,432	0.2
Income tax expense	$ 3,327,895	36.8%

The deferred income tax expense (benefit) for the year ended December 31, 2017, consists of the following:

Employee compensation accruals	$ 281,733
Prepaid expenses	(218,706)
State taxes	(85,554)
Furniture and equipment	(26,378)
Total deferred tax benefit	$ (48,905)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017 are as follows:

5. Income Taxes (continued)

Deferred tax assets:	
Employee compensation accruals	$ 265,236
State Taxes	17,196
Total deferred tax assets	282,432
Deferred tax liabilities:	
Prepaid Expenses	369,871
Furniture and equipment	1,258
Total deferred tax liabilities	371,129
Total deferred tax liabilities, net	$ 88,697

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore, recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

On December 22, 2017, the Tax Cuts and Jobs Act ("TCJ Act") was signed into law. This comprehensive tax legislation provides for significant changes to the U.S. Internal Revenue Code of 1986, as amended, that impact corporate taxation requirements, such as the reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. Other relevant corporate changes include limiting several deductions such as meals and entertainment expense.

The Company was required to re-value certain tax-related accounts under the provisions of the TCJ Act at December 31, 2017. Under applicable accounting guidance, deferred tax assets and liabilities are to be adjusted for the effect of a change in tax laws or rates with the effect included in the consolidated statement of income in the reporting period that includes the enactment date. These accounts consist primarily of deferred tax assets and liabilities. Due to the close proximity of the Company's year end to the date the TCJ Act was signed in to law, the Company estimated the impact of the income tax effects as of December 31, 2017 based upon currently available information which resulted in an increase to net deferred tax assets and net income of $49,341. This increase resulted from the lower federal corporate tax rate and was based on information available at the time, and is subject to change due to a variety of factors, including among others:

5. Income Taxes (continued)

(i) completion of the Company's 2017 federal and state income tax returns, and (ii) management's further assessment of the TCJ Act and related regulatory guidance. Adjustments may be made in future periods to these estimates as the Company continues to obtain, prepare and analyze information about facts and circumstances that existed as of the enactment date that, if known, would have affected the income tax effects reported as provisional amounts. The Company expects to finalize this impact in the quarter ending September 30, 2018.

During the year ended December 31, 2017, the Company paid the Parent $3,185,685 for Federal and State income taxes. At December 31, 2017, the Company had a $67,028 intercompany receivable from the Parent for Federal and State income taxes.

The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2017.

6. Commitments and Contingencies

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. One investigation that may have a material impact on the Company is ongoing. This involves an investigation by the FINRA's Enforcement Division concerning the sales practices of some of the Company's representatives in selling certain unit investment trusts. However, in light of the inherent uncertainty in legal proceedings there can be no assurance that the ultimate resolution will not exceed established reserves. As a result, the outcome of a particular matter, or a combination of matters, may be material to the Company's results of operations for a particular period, depending upon the size of the loss or the Company's income for that particular period. Any such accruals are adjusted thereafter as appropriate to reflect the changed circumstances.

6. Commitments and Contingencies (continued)

No losses from such contingencies have been incurred or are anticipated by management for the year ended December 31, 2017.

7. Net Capital Requirements

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1. The Company may also be prohibited from expanding its business if its net capital ratio exceeds 10 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital.

As an introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the minimum amount required was $651,978. At December 31, 2017, the Company's net capital was $46,456,272, which was $45,804,294 in excess of its required net capital and the Company's aggregate indebtedness to net capital ratio was 0.21 to 1.

8. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 6% being eligible for matching contributions. The plan also permits the Company to distribute a discretionary annual profit-sharing contribution, which was accrued at 2.0% of eligible compensation for 2017 for employees eligible on the last business day of the plan year. In addition to the discretionary annual profit sharing contribution, in 2017 the Firm accrued a one-time $1,000 contribution per eligible full-time employee and $500 per eligible part-time employee within the 401(k) savings plan. Employees eligible for the additional contribution must have been employed as of December 31, 2017 and have a salary of $100,000 or less. For the year ended December 31, 2017, the Company's allocated contribution expense from the Parent was $4,347,872, included in employee compensation and benefits on the accompanying Statement of Operations.

8. Employee Benefit Plans (continued)

Effective December 31, 2009, the Parent amended its pension plans to freeze all benefit accruals and close the plans to new employees. The Company will continue to credit participants' existing account balances for interest until they receive their plan benefits. Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. The costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. The Company's allocated cost for the year ended December 31, 2017 was $2,890,822, included in employee compensation and benefits in the accompanying Statement of Operations.

9. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using pricing models (either by a third party pricing service or internally). Both of these approaches rely on market-based parameters when available, or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when they are unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

9. Fair Value Measurements (continued)

Fair Value Determination (continued)

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components

The Company ensures that its fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models and assumptions;
- recurring detailed reviews of profit and loss; and
- a validation of valuation model components against benchmark data and similar products, where possible.

On a quarterly basis, management reviews any changes to its valuation methodologies to ensure they are appropriate and justified, and refines its valuation methodologies as more market-based data becomes available. Formal documentation in the form of fair value valuation methodologies is prepared detailing the asset or liability class and related general ledger accounts, valuation techniques, fair value hierarchy level market participants, accounting methods, valuation methodology, group responsible for valuations, and valuation inputs.

Qualitative Disclosures of Valuation Techniques

Marketable Securities. Marketable securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities. Marketable securities are classified as Level 2 if quoted prices for identical securities are not available, and the

Company determines fair value using pricing models (either by a third party pricing service or internally) or quoted prices of similar securities. These instruments include money market securities, unit investment trusts (UIT) and mutual funds, which are valued using net asset value provided by the mutual fund companies where the positions are

9. Fair Value Measurements (continued)

Qualitative Disclosures of Valuation Techniques (continued)

held. Securities are classified as Level 3 when there is limited activity in the market for a particular instrument. In such cases, the Company uses pricing models based on certain assumptions to determine fair value. There are currently no financial instruments that are measured at fair value on a recurring or nonrecurring basis that utilize Level 3 inputs.

Other Financial Assets and Liabilities

Cash balances are valued at carrying amount, which equals fair value. Receivables from brokers, dealers, and clearing organizations are reported at carrying value which approximates fair value due to their liquidity. Securities may include equity securities which are valued using quoted market prices in an active market for identical securities, resulting in a Level 1 classification. If quoted prices for identical securities are not available, fair value is determined by using pricing models or quoted prices of similar securities, resulting in a Level 2 classification.

Qualitative Disclosures of Valuation Techniques

On a quarterly basis, management validates the pricing valuation received from the broker dealer of record to ensure the fair value determination is consistent with the applicable accounting guidance and that the assets are properly classified in the fair value hierarchy. To perform this validation, management substantiates the fair values determined for a sample of securities by comparing the fair value provided by the broker dealer of record to prices from other independent sources for the same or similar securities. We analyze variances and conduct additional research with the broker dealer and take appropriate steps based on findings.

9. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents these assets and liabilities at December 31, 2017.

	December 31, 2017			
	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis				
Money market accounts	$ –	$21,873,180	$ –	$21,873,180
UIT's	–	12,945	–	12,945
Total	$ –	$21,886,125	$ –	$21,886,125
Liabilities measured on a recurring basis				
Mutual funds	$ –	$5,987	$ –	$5,987
ETF's	161	–	–	161
UIT's	–	7,662	–	7,662
Total	$161	$13,649	$ –	$13,810

There were no transfers between Level 1 and Level 2 or in and out of Level 3 during 2017.

Supplementary Information

Key Investment Services LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

As of December 31, 2017

NET CAPITAL		
Total Member's interest qualified for net capital		$ 51,983,022
DEDUCTIONS AND OTHER CHARGES:		
Nonallowable assets:		
Furniture and equipment, net	$ (134,656)	
Prepaid expenses	(1,040,661)	
Taxes due from Parent	(67,028)	
Fee receivable	(2,847,784)	
Receivable from affiliate	(975,162)	
Other assets	(20,000)	
		(5,085,291)
HAIRCUTS ON SECURITIES AND INVENTORY		(441,459)
NET CAPITAL		$ 46,456,272
AGGREGATE INDEBTEDNESS- Items included in statement of financial condition:		
Liabilities	$ 9,882,179	
Deduct:		
Securities sold, but not yet purchased	(13,810)	
Deferred tax liability, net	(88,697)	
TOTAL AGGREGATE INDEBTEDNESS		$ 9,779,672
DIVIDED BY		15
MINIMUM NET CAPITAL REQUIREMENT		$ 651,978
MINIMUM DOLLAR REQUIREMENT		$ 250,000
NET CAPITAL REQUIREMENT		$ 651,978
EXCESS NET CAPITAL		$ 45,804,294
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.21 TO 1	

NOTE: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed on Form X-17A-5 on January 25, 2018.

Key Investment Services LLC

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(ii) of that Rule.

As Key Investment Services LLC business activities do not involve taking possession and control of customer funds or securities, an exemption from Rule 15c3-3 of the Securities Exchange Commission is claimed under paragraph (k)(2)(ii) for the following:

A. Computation for the Determination of Reserve Requirements Under Rule 15c3-3
B. Information Relating to the Possession or Control Requirements under Rule 15c3-3

Key Investment Services LLC's Exemption Report

Key Investment Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. { 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. { 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. { 240.15c3-3 under the following provision of 17 C.F.R. { 240.15c3-3 (k): [(2)(ii)];
   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provision in 17 C.F.R. { 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 except as described in the subsequent pages.

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CFO

February 26, 2018

Number of Checks		Dollar Amount	Date of Deposit	Reason	Resolution
1	$	103,455.90	1/7/16	Untimely deposit	Escalated to compliance
1	$	6,500.00	1/3/17	Untimely deposit	Escalated to compliance
1	$	41,000.00	1/9/17	Untimely deposit	Escalated to compliance
2	$	4,000.00	1/13/17	Untimely deposit	Escalated to compliance
2	$	50,000.00	1/17/17	Untimely deposit	Escalated to compliance
1	$	799.75	1/19/17	Untimely deposit	Escalated to compliance
1	$	5.00	1/20/17	Untimely deposit	Escalated to compliance
1	$	123,476.24	1/23/17	Untimely deposit	Escalated to compliance
1	$	200.00	1/24/17	Untimely deposit	Escalated to compliance
1	$	5,000.00	1/24/17	Untimely deposit	Escalated to compliance
1	$	1,000.00	1/24/17	Untimely deposit	Escalated to compliance
1	$	719.19	1/26/17	Untimely deposit	Escalated to compliance
1	$	2,500.00	1/30/17	Untimely deposit	Escalated to compliance
1	$	490,457.37	1/30/17	Untimely deposit	Escalated to compliance
1	$	50,000.00	1/30/17	Untimely deposit	Escalated to compliance
1	$	5,200.00	1/31/17	Untimely deposit	Escalated to compliance
3	$	121,003.67	2/1/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	2/9/17	Untimely deposit	Escalated to compliance
1	$	2,000.00	2/10/17	Untimely deposit	Escalated to compliance
1	$	50,000.00	2/14/17	Untimely deposit	Escalated to compliance
1	$	170,000.00	2/14/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	2/15/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	2/15/17	Untimely deposit	Escalated to compliance
3	$	145,000.00	2/21/17	Untimely deposit	Escalated to compliance
1	$	68,147.27	3/3/17	Untimely deposit	Escalated to compliance
1	$	3,000.00	3/6/17	Untimely deposit	Escalated to compliance
1	$	1,000.00	3/6/17	Untimely deposit	Escalated to compliance
1	$	31,347.86	3/7/17	Untimely deposit	Escalated to compliance
1	$	5,500.00	3/13/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	3/13/17	Untimely deposit	Escalated to compliance
2	$	780.00	3/24/17	Untimely deposit	Escalated to compliance
1	$	11,800.00	3/24/17	Untimely deposit	Escalated to compliance
1	$	5,000.00	4/3/17	Untimely deposit	Escalated to compliance
1	$	30,000.00	4/10/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	4/10/17	Untimely deposit	Escalated to compliance
1	$	30,000.00	4/12/17	Untimely deposit	Escalated to compliance
2	$	13,000.00	4/12/17	Untimely deposit	Escalated to compliance
1	$	60,000.00	4/20/17	Untimely deposit	Escalated to compliance
1	$	7,204.11	4/28/17	Untimely deposit	Escalated to compliance
1	$	215,232.95	4/28/17	Untimely deposit	Escalated to compliance

1	$	6,500.00	5/10/17	Untimely deposit	Escalated to compliance
1	$	35,000.00	5/15/17	Untimely deposit	Escalated to compliance
1	$	37.00	5/22/17	Untimely deposit	Escalated to compliance
1	$	40,000.00	5/24/17	Untimely deposit	Escalated to compliance
1	$	381,502.98	5/24/17	Untimely deposit	Escalated to compliance
1	$	1,850.00	6/2/17	Untimely deposit	Escalated to compliance
1	$	2,000.00	6/2/17	Untimely deposit	Escalated to compliance
1	$	100,000.00	6/19/17	Untimely deposit	Escalated to compliance
1	$	10,545.16	6/20/17	Untimely deposit	Escalated to compliance
1	$	50,966.89	6/23/17	Untimely deposit	Escalated to compliance
1	$	88.04	6/23/17	Untimely deposit	Escalated to compliance
1	$	90.78	6/23/17	Untimely deposit	Escalated to compliance
1	$	6,634.55	6/23/17	Untimely deposit	Escalated to compliance
1	$	9,305.25	6/29/17	Untimely deposit	Escalated to compliance
1	$	5,935.57	7/5/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	7/7/17	Untimely deposit	Escalated to compliance
1	$	30,996.75	7/10/17	Untimely deposit	Escalated to compliance
1	$	18,820.26	7/14/17	Untimely deposit	Escalated to compliance
1	$	150.00	7/14/17	Untimely deposit	Escalated to compliance
1	$	500.00	7/25/17	Untimely deposit	Escalated to compliance
1	$	500.00	7/25/17	Untimely deposit	Escalated to compliance
1	$	40,000.00	7/26/17	Untimely deposit	Escalated to compliance
1	$	700.00	9/1/17	Untimely deposit	Escalated to compliance
1	$	20,660.53	9/6/17	Untimely deposit	Escalated to compliance
1	$	100,000.00	9/7/17	Untimely deposit	Escalated to compliance
1	$	102,225.07	9/7/17	Untimely deposit	Escalated to compliance
1	$	100,000.00	9/8/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	9/11/17	Untimely deposit	Escalated to compliance
1	$	251,767.61	9/27/17	Untimely deposit	Escalated to compliance
1	$	15,360.39	9/28/17	Untimely deposit	Escalated to compliance
1	$	206,220.60	10/2/17	Untimely deposit	Escalated to compliance
4	$	105,352.74	10/2/17	Untimely deposit	Escalated to compliance
1	$	5,500.00	10/4/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	10/4/17	Untimely deposit	Escalated to compliance
1	$	500.00	10/12/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	10/12/17	Untimely deposit	Escalated to compliance
1	$	5,000.00	10/16/17	Untimely deposit	Escalated to compliance
1	$	119,000.00	10/17/17	Untimely deposit	Escalated to compliance
1	$	25,000.00	10/18/17	Untimely deposit	Escalated to compliance
1	$	50,000.00	10/18/17	Untimely deposit	Escalated to compliance
1	$	50,000.00	10/30/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	10/30/17	Untimely deposit	Escalated to compliance

1	$	4,792.00	11/15/17	Untimely deposit	Escalated to compliance
1	$	4,062.00	11/15/17	Untimely deposit	Escalated to compliance
1	$	90,000.00	11/20/17	Untimely deposit	Escalated to compliance
1	$	30,000.00	11/30/17	Untimely deposit	Escalated to compliance
1	$	41,442.09	12/1/17	Untimely deposit	Escalated to compliance
1	$	6,149.20	12/20/17	Untimely deposit	Escalated to compliance
2	$	9,500.00	12/30/17	Untimely deposit	Escalated to compliance
1	$	-	N/A	Account not opened so check sent back to maker	Escalated to compliance

Building a better
working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Key Investment Services LLC

We have reviewed management's statements, included in the accompanying Key Investment Services LLC's Exemption Report, in which (1) Key Investment Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2018

Key Investment Services LLC's Exemption Report

Key Investment Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. { 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. { 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. { 240.15c3-3 under the following provision of 17 C.F.R. { 240.15c3-3 (k): [(2)(ii)];
   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provision in 17 C.F.R. { 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 except as described in the subsequent pages.

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Matt Gulla

Title: CFO

February 26, 2018

Number of Checks		Dollar Amount	Date of Deposit	Reason	Resolution
1	$	103,455.90	1/7/16	Untimely deposit	Escalated to compliance
1	$	6,500.00	1/3/17	Untimely deposit	Escalated to compliance
1	$	41,000.00	1/9/17	Untimely deposit	Escalated to compliance
2	$	4,000.00	1/13/17	Untimely deposit	Escalated to compliance
2	$	50,000.00	1/17/17	Untimely deposit	Escalated to compliance
1	$	799.75	1/19/17	Untimely deposit	Escalated to compliance
1	$	5.00	1/20/17	Untimely deposit	Escalated to compliance
1	$	123,476.24	1/23/17	Untimely deposit	Escalated to compliance
1	$	200.00	1/24/17	Untimely deposit	Escalated to compliance
1	$	5,000.00	1/24/17	Untimely deposit	Escalated to compliance
1	$	1,000.00	1/24/17	Untimely deposit	Escalated to compliance
1	$	719.19	1/26/17	Untimely deposit	Escalated to compliance
1	$	2,500.00	1/30/17	Untimely deposit	Escalated to compliance
1	$	490,457.37	1/30/17	Untimely deposit	Escalated to compliance
1	$	50,000.00	1/30/17	Untimely deposit	Escalated to compliance
1	$	5,200.00	1/31/17	Untimely deposit	Escalated to compliance
3	$	121,003.67	2/1/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	2/9/17	Untimely deposit	Escalated to compliance
1	$	2,000.00	2/10/17	Untimely deposit	Escalated to compliance
1	$	50,000.00	2/14/17	Untimely deposit	Escalated to compliance
1	$	170,000.00	2/14/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	2/15/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	2/15/17	Untimely deposit	Escalated to compliance
3	$	145,000.00	2/21/17	Untimely deposit	Escalated to compliance
1	$	68,147.27	3/3/17	Untimely deposit	Escalated to compliance
1	$	3,000.00	3/6/17	Untimely deposit	Escalated to compliance
1	$	1,000.00	3/6/17	Untimely deposit	Escalated to compliance
1	$	31,347.86	3/7/17	Untimely deposit	Escalated to compliance
1	$	5,500.00	3/13/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	3/13/17	Untimely deposit	Escalated to compliance
2	$	780.00	3/24/17	Untimely deposit	Escalated to compliance
1	$	11,800.00	3/24/17	Untimely deposit	Escalated to compliance
1	$	5,000.00	4/3/17	Untimely deposit	Escalated to compliance
1	$	30,000.00	4/10/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	4/10/17	Untimely deposit	Escalated to compliance
1	$	30,000.00	4/12/17	Untimely deposit	Escalated to compliance
2	$	13,000.00	4/12/17	Untimely deposit	Escalated to compliance
1	$	60,000.00	4/20/17	Untimely deposit	Escalated to compliance
1	$	7,204.11	4/28/17	Untimely deposit	Escalated to compliance
1	$	215,232.95	4/28/17	Untimely deposit	Escalated to compliance

1	$	6,500.00	5/10/17	Untimely deposit	Escalated to compliance
1	$	35,000.00	5/15/17	Untimely deposit	Escalated to compliance
1	$	37.00	5/22/17	Untimely deposit	Escalated to compliance
1	$	40,000.00	5/24/17	Untimely deposit	Escalated to compliance
1	$	381,502.98	5/24/17	Untimely deposit	Escalated to compliance
1	$	1,850.00	6/2/17	Untimely deposit	Escalated to compliance
1	$	2,000.00	6/2/17	Untimely deposit	Escalated to compliance
1	$	100,000.00	6/19/17	Untimely deposit	Escalated to compliance
1	$	10,545.16	6/20/17	Untimely deposit	Escalated to compliance
1	$	50,966.89	6/23/17	Untimely deposit	Escalated to compliance
1	$	88.04	6/23/17	Untimely deposit	Escalated to compliance
1	$	90.78	6/23/17	Untimely deposit	Escalated to compliance
1	$	6,634.55	6/23/17	Untimely deposit	Escalated to compliance
1	$	9,305.25	6/29/17	Untimely deposit	Escalated to compliance
1	$	5,935.57	7/5/17	Untimely deposit	Escalated to compliance
1	$	6,500.00	7/7/17	Untimely deposit	Escalated to compliance
1	$	30,996.75	7/10/17	Untimely deposit	Escalated to compliance
1	$	18,820.26	7/14/17	Untimely deposit	Escalated to compliance
1	$	150.00	7/14/17	Untimely deposit	Escalated to compliance
1	$	500.00	7/25/17	Untimely deposit	Escalated to compliance
1	$	500.00	7/25/17	Untimely deposit	Escalated to compliance
1	$	40,000.00	7/26/17	Untimely deposit	Escalated to compliance
1	$	700.00	9/1/17	Untimely deposit	Escalated to compliance
1	$	20,660.53	9/6/17	Untimely deposit	Escalated to compliance
1	$	100,000.00	9/7/17	Untimely deposit	Escalated to compliance
1	$	102,225.07	9/7/17	Untimely deposit	Escalated to compliance
1	$	100,000.00	9/8/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	9/11/17	Untimely deposit	Escalated to compliance
1	$	251,767.61	9/27/17	Untimely deposit	Escalated to compliance
1	$	15,360.39	9/28/17	Untimely deposit	Escalated to compliance
1	$	206,220.60	10/2/17	Untimely deposit	Escalated to compliance
4	$	105,352.74	10/2/17	Untimely deposit	Escalated to compliance
1	$	5,500.00	10/4/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	10/4/17	Untimely deposit	Escalated to compliance
1	$	500.00	10/12/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	10/12/17	Untimely deposit	Escalated to compliance
1	$	5,000.00	10/16/17	Untimely deposit	Escalated to compliance
1	$	119,000.00	10/17/17	Untimely deposit	Escalated to compliance
1	$	25,000.00	10/18/17	Untimely deposit	Escalated to compliance
1	$	50,000.00	10/18/17	Untimely deposit	Escalated to compliance
1	$	50,000.00	10/30/17	Untimely deposit	Escalated to compliance
1	$	10,000.00	10/30/17	Untimely deposit	Escalated to compliance

1	$	4,792.00	11/15/17	Untimely deposit	Escalated to compliance
1	$	4,062.00	11/15/17	Untimely deposit	Escalated to compliance
1	$	90,000.00	11/20/17	Untimely deposit	Escalated to compliance
1	$	30,000.00	11/30/17	Untimely deposit	Escalated to compliance
1	$	41,442.09	12/1/17	Untimely deposit	Escalated to compliance
1	$	6,149.20	12/20/17	Untimely deposit	Escalated to compliance
2	$	9,500.00	12/30/17	Untimely deposit	Escalated to compliance
1	$	-	N/A	Account not opened so check sent back to maker	Escalated to compliance

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Key Investment Services LLC

We have reviewed management's statements, included in the accompanying Key Investment Services LLC's Exemption Report, in which (1) Key Investment Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66999 FINRA DEC
Key Investment Services LLC
ATTN: Gary Marousek
Brooklyn, OH 44144

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Matt Gulla 216-813-6033

2. A. General Assessment (item 2e from page 2) $29,444

B. Less payment made with SIPC-6 filed (**exclude interest**) (13,424)
9/19/17
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 16,020

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $16,020

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $16,020

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Key Investment Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 18.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$115,614,417
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	164
Total additions	164
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	95,838,123
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	146,964
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	95,985,087
2d. SIPC Net Operating Revenues	$19,629,494
2e. General Assessment @ .0015 Rate effective 1/1/2017	$29,444
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):

Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management of Key Investment Services LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Key Investment Services LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   There were no findings.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   There were no findings.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   There were no findings.

EY

Building a better working world

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   There were no findings.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Key Investment Services LLC schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2018